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For further information contact:

Kerry J. Chauvin                                     Joseph P. Gallagher,III
Chief Executive Officer                              Chief Financial Officer
(504) 872-2100                                       (504) 872-2100
===============================================================================
FOR IMMEDIATE RELEASE
WEDNESDAY, APRIL 30, 1997

                         GULF ISLAND FABRICATION, INC
                     REPORTS FIRST QUARTER 1997 EARNINGS


      Houma, LA - Gulf Island Fabrication, Inc. (NASDAQ: GIFI) today reported pro forma net income after taxes of $2.2 million ($5.57 per share) on revenue of $30.2 million for its first quarter ended March 31, 1997, compared to pro forma net income after taxes of $485,000 ($.12 per share) on revenues of $19.5 million for the first quarter of 1996.

     Pro forma net income gives effect to federal and state income taxes as if the company had been a C Corporation for tax purposes during the entire quarter. The company converted from S Corporation status on April 4, 1997.

     The company completed its initial public offering on April
9, 1997, in which 2.3 million shares were issued. The shares outstanding for the remaining quarters of 1997 will approximate
5.9 million.

     Excluding the results of its subsidiary, Dolphin Services, Inc., which was purchased on Jan. 2, 1997, the parent company had net income of $1.8 million ($.46 per share) on revenues of $22.6 million for the quarter. At March 31, the consolidated companies had a revenue backlog of $87 million and a labor backlog of 1.3 million manhours left to work.

     Kerry Chauvin, Gulf Island Fabrication, Inc.'s president and chief executive officer noted, "The increase in our first quarter earnings this year over last year's first quarter results primarily from strong improvement in direct labor pricing and the greater volume of direct labor hours worked. The steady improvement of our performance over the past several quarters, however, has been not only because of higher pricing and volume but also because of our on-going internal focus on productivity increases established through capital improvements, equipment purchases and labor-saving procedures which contribute to higher revenues received per actual direct labor hour expended. We are also continuing to integrate the Dolphin companies into Gulf Island Fabrication and a portion of Dolphin's labor is being redeployed into Gulf Island Fabrication's more profitable fabrication services."

     Gulf  Island  Fabrication  is  a   leading  fabricator  of
offshore   drilling   and   production  platforms   and   other
specialized structures used in the development and production of offshore oil and gas reserves.


                 Consolidated Statement of Income
                           (Unaudited)
             (In thousands, except per share amounts)

                           First Quarter Ended              First Quarter Ended
                             March 31, 1997                    March 31,1996
                    ----------------------------------      -------------------
                    Gulf Island  Dolphin  Consolidated          Gulf Island
                     ---------   -------  ------------
Revenue              $ 22,589    $ 7,635    $  30,224            $  19,504
Cost of revenue
(excluding
depreciation)           18232       6516        24748                17827
Depreciation              495        115          610                  331
Gross profit             3862       1004         4866                 1346
General and administrative
expenses                  708        295         1003                  512
Operating income         3154        709         3863                  834
Interest expense, net     226         10          236                   52
Net income           $  2,928    $   699    $   3,627            $     782
Pro forma provision
income taxes/a           1113        266         1379                  297
Pro forma net
income/a             $  1,815    $   433    $   2,248            $     485
Pro forma net income
per share/a          $   0.46    $  0.11    $    0.57            $    0.12
Average common
shares/b                 3927       3927         3927                 3927

/a: Pro forma information gives effect to federal and state income taxes as if the Company had been a C Corporation for tax purposes during the entire first quarter.

/b:  The Company completed its initial public offering on April
9, 1997 and the shares outstanding for the remaining quarters of 1997 will approximate 5.9 million.